SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                         (Amendment No. __1___)


                   Securities and Exchange Commission
                         Washington, D.C. 20549



                       INDUSTRIAL HOLDINGS, INC.
                            (Name of Issuer)

          Common                              456160100
     (Title of Class of Securities)       (CUSIP Number)


  Vance M. Arnold, Executive Vice President, Renaissance Capital Group, Inc.
        8080 N. Central Expressway, Suite 210 LB 59; Dallas, TX 75206
                                (214) 891-8294
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                           and Communications)

                               August 29, 1997
           (Date of Event which Requires Filing of this Statement)

1. Names of Reporting Person S.S. or I.R.S. Identification No.

     Renaissance Capital Partners II, Ltd.              75-2407159

2. Check the Appropriate Box if a Member of a Group

     (a) N/A

     (b) N/A

3. SEC Use Only_________________________________________________________

4. Source of Funds     PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e)    None

6. Citizenship or Place of Organization    Texas

     Number of Shares Beneficially Owned by Each Reporting Person With:

          (7)  Sole voting Power     0

          (8)  Shared Voting Power      0

          (9)  Sole Dispositive Power     0

          (10) Shared Dispositive Power      0

11. Aggregate Amount Beneficially Owned be Each Reporting Person     0

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares  None

13. Percent of Class Represented by Amount in Row (11)  25%

14. Type of Reporting Person   PN


                             AMENDED SCHEDULE 13D

                         Filed Pursuant to Rule 13D-1


Item 1. Security and Issuer

          Common stock of Industrial Holdings, Inc. issuable upon conversion of the 12% Convertible Debenture by and between Renaissance Capital Partners II, Ltd. (the "Partnership") as Lender and Industrial Holdings, Inc. (the "Company") as borrower.

          Industrial Holdings, Inc.                    Company
          7135 Ardmore
          Houston, TX 77054


Item 2. Identity and Background
a., b., c.
          Renaissance Capital Partners II, Ltd.        Filer
          8080 N. Central Expressway, Suite 210
          Dallas, Texas 75206

          Renaissance Capital Group, Inc.              Managing General
          8080 N. Central Expressway, Suite 210        Partner of the Filer
          Dallas, Texas 75206

     Renaissance Capital Partners II, Ltd. is a Texas limited partnership, organized as a Business Development Company under the Investment Company Act of 1940.

     Renaissance Capital Group, Inc., a Texas corporation, is the Managing General Partner and is responsible for the administration of Renaissance Capital Partners, Ltd.'s investment portfolio.

     The officers of Renaissance Capital Group, Inc. are:

          Russell Cleveland, President and Chief Executive Officer Vance M. Arnold, Executive Vice President and
                           Chief Operations Officer
          Barbe Butschek, Senior Vice President, CFO,
                           Corp. Secretary & Treasurer
          Robert C. Pearson, Senior Vice President
          Mardon Navalta, Vice President
          Norman D. Cox, Vice President

     d.   None
     e.   None
     f.   None

Item 3. Source and Amount of Funds or Other Consideration

          The Partnership's source of funds is the partners investment capital. No borrowed funds were used in the transaction. The securities we acquired directly from the Company in a private placement.


Item 4. Purpose of Transaction

          The sole purpose of the acquisition of these securities was as an investment in accordance with the Partnership's election as a Business Development Company under the Investment Company Act of 1940.


Item 5. Interest in Securities of the Issuer

     a. As more fully described on the original Schedule 13D filed in 1992, the Partnership and the Company entered into a Convertible Debenture Loan Agreement providing for a loan to the Company in the amount of $2,500,000 with an interest rate of 12%.

          On March 15, 1996, the Company paid the Partnership a principal payment in the amount of $600,000 and the 12% Convertible Debenture was modified to have a face amount of $1,875,000 with a conversion price of $3.26 per share. In consideration of this prepayment of principal, the Company issued the Partnership a three year Warrant to purchase 50,000 shares of common stock at $4.00 per share.

          On September 13, 1996, the Company issued 250,000 shares in lieu of payment of principle and modified the face amount of the Debenture to $1,060,000 with a conversion price of $3.26 per share.

          Shares of issuer beneficially owned by the Partnership and its Managing General Partner number 575,154 shares of the Company s common stock which represents 14% of the Company's common stock. These shares represent all of the Partnership's ownership. Renaissance Capital Group, Inc. has a profit interest of up to 20%.

     b.   All the shares mentioned in (a) above.

     c. Between 09/24/96 and 08/29/97, the Partnership sold its entire position of 575,154 shares in the Company at an average price of $11.00.

     d.   Not Applicable

     e. The Partnership ceased to be a beneficial owner of more than 5% of the Company on January 8, 1997.


Item 6. Contracts, Arrangements, or Understandings with Respect to Securities of the Issuer

          The Company and the Partnership have entered into a Convertible Debenture Loan Agreement that grants the Partnership certain rights upon the Company's default. In addition, the Partnership has the option to name a director to the Company.

Item 7. Persons Retained, Employed or to be Compensated

          No person has been retained by the Filer hereof or its associates to, in any way, make solicitation or recommendation the holders of the securities of the issuer to accept or reject any tender offer.

Item 8. Material to be Filed as Exhibits

          Not applicable

I certify to the best of my knowledge and belief the information set forth in this statement is true, complete and correct.

Date: December 4, 1997


                              Renaissance Capital Partners II, Ltd.

                         By:  Renaissance Capital Group, Inc.
                              Managing General Partner


                          By: _____________________________
                              Vance M. Arnold, Executive Vice President
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